FORM 51-102F3
MATERIAL CHANGE REPORT

Item One – Name and Address of Company

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

August 18, 2004

Item Three - News Release

The attached press release was issued in Vancouver, British Columbia on August 18, 2004 via CCN Matthews.

Item Four - Summary of Material Change

On August 18, 2004, NovaGold Resources Inc. (AMEX, TSX: NG) announced that initial results from the first two drill holes of an 8 hole program to test the potential for a new near surface higher grade resource on the Copper Canyon property have returned very strong gold, silver and copper mineralization over significant widths. The Copper Canyon property is under option from Eagle Plains Resources (TSX-V: EPL) and directly adjoins the main Galore Creek property. NovaGold is exploring the property as part of its overall Galore Creek program.

NovaGold Resources Inc. also announced that in addition to the work targeting the potential for a new resource at Copper Canyon, NovaGold completed a major ground based, deep sensing Induced Polarization (IP) geophysical survey to test the potential for additional mineralization adjacent to the known Galore Creek deposits.

Item Five - Full Description of Material Change

On August 18, 2004, NovaGold Resources Inc. (AMEX, TSX: NG) announced that initial results from the first two drill holes of an 8 hole program to test the potential for a new near surface higher grade resource on the Copper Canyon property have returned very strong gold, silver and copper mineralization over significant widths. The Copper Canyon property is under option from Eagle Plains Resources (TSX-V: EPL) and directly adjoins the main Galore Creek property. NovaGold is exploring the property as part of its overall Galore Creek program.

Previous work on the Copper Canyon prospect included 13 drill holes by Consolidated Rhodes in 1990 indicating the potential for high grade gold, silver and copper mineralization. One of the major objectives of the Galore Creek exploration program is to delineate additional higher grade mineralized zones that would allow for higher production levels beyond the first 5 years of the mine life as currently contemplated in the recently completed Preliminary Assessment Study.

That study showed that increasing the number of years of higher grade throughput at Galore Creek would significantly increase the internal rate of return and overall net present value of the project.

Initial results confirm the presence of significant higher grade mineralization at Copper Canyon. Drill hole CC04-022, which did not reach its intended target depth due to broken ground conditions intersected 73.6 meters of 1.67% CuEq (2.74 g/t AuEq) grading 1.01 g/t Au, 20.1 g/t Ag and 0.87% Cu and ended in mineralization. Drill hole CC04-023, a 100 meter offset to the north, intersected a total of 274.4 meters of 1.3% CuEq (2.16 g/t AuEq) grading an average of 0.76 g/t Au, 12.9 g/t Ag and 0.74% Cu in two composite intervals. Included in this hole was an intersection averaging 3.44% CuEq (5.66 g/t AuEq) over 33.5 meters and grading 1.78 g/t Au, 23.4 g/t Ag and 2.16% Cu.

With the drilling completed to date there are a total of 27 mineralized composite intervals in 13 drill holes at Copper Canyon averaging 71.2 meters grading 1.32% CuEq (2.17 g/t AuEq). As currently defined the mineralization extends over a 600 meter x 400 meter area and the deposit remains open to expansion in all directions. Mineralization at Copper Canyon begins at surface and occurs as a relatively flat lying, roughly 50 to 270 meter thick tabular zone of disseminated chalcopyrite hosted by an extensive orthomagmatic breccia unit. Results from the remaining six holes are pending and will be reported as they become available.

Induced Polarization Geophysical Survey Identifies Major New Targets Adjacent to main Central and Southwest Deposits

NovaGold Resources Inc. also announced that in addition to the work targeting the potential for a new resource at Copper Canyon, NovaGold completed a major ground based, deep sensing Induced Polarization (IP) geophysical survey to test the potential for additional mineralization adjacent to the known Galore Creek deposits. The results of this survey have identified a series of kilometer scale chargeability anomalies indicating the presence of sulfide minerals possibly as disseminated gold and copper mineralization. These geophysical targets are largely untested by drilling.

The largest identified anomaly parallels the main Central deposit approximately 500 meters further to the east. This anomaly connects with the main Central deposit at depth through the recently recognized Bountiful Zone and continues for approximately 4.0 kilometers in length and varies from 500 meters to as much as 1 kilometer in width. The anomaly projects toward the surface away from the main Central deposit towards the north and east indicating the potential for previously unrecognized near surface mineralization. The anomaly extends to the north onto the Grace claims and remains open to the south toward the known high-grade Saddle mineralization, which lies an additional 1.5 kilometers beyond the survey. The survey also shows a significant chargeability anomaly related to the Southwest deposit and a possible connection with the Central deposit in the Gap area that is currently being drilled.

Results from the first two drill holes targeting the newly discovered Bountiful Zone and coincident chargeability anomaly confirm the presence of a very large zone of disseminated gold, silver and copper mineralization. The Bountiful Zone was originally discovered last fall by drill hole GC03-441 intersecting 65 meters grading 1.4% CuEq (2.3 AuEq) and ending in mineralization. That drill hole was designed to test the potential for expansion of the main

Central deposit at depth along its southeast margin. The first two follow-up drill holes in combination with the results of the geophysical survey demonstrate significant potential for the definition of new resources in this zone. Both drill hole GC04-448 and GC04-450 are 100 meter offsets from the 2003 discovery hole. GC04-448 intersected a total composited mineralized zone averaging 0.69% CuEq (1.14 g/t AuEq) over 159.7 meters grading 0.56% Cu, 0.15 g/t Au and 4.3 g/t Ag. Drill hole GC04-450 intersected 112.5 meters of 1.52% CuEq (2.50 g/t AuEq) grading an average of 1.30% Cu, 0.19 g/t Au and 12.1 g/t Ag in three composited intervals. The thickness of the new Bountiful zone is as yet undetermined as all of the first three drill holes ended in gold and copper mineralization due to depth limitations of the exploration drill rig.

This new zone of mineralization occurs under an unmineralized tabular porphyry intrusive body below and to the east of the main Central deposit. The mineralization is characterized by disseminated chalcopyrite in a thick sequence of pervasively altered volcanic rocks similar to main Central deposit. Continued exploration will attempt to determine the potential size of the new deposit with a particular focus on definition of higher grade zones within the broader mineralized package like those seen in the main Central deposit.

In addition to the chargeability anomaly associated with the Central deposit and Bountiful Zone, a series of significant geophysical anomalies have also been identified further along strike to the north of the main Galore Deposits on the Grace claims and to the west of the main Galore Deposits in the Middle Creek area and the Junction zones.

A table entitled “2004 Galore Creek Project Significant Drill Hole Intercepts” was included in the release.

This drill program and sampling protocol were completed with oversight by qualified person Scott Petsel, Senior Project Geologist for NovaGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada.

Independent Preliminary Economic Assessment Summary Results

Hatch Limited, an independent engineering services company in Vancouver, B.C., Canada, recently completed a Preliminary Economic Assessment Study of the Galore Creek project. This study showed that the Galore Creek project as defined at that time has the potential in the first 5 years of the project to annually produce an average of 270,000 ounces of gold, 1.8 million ounces of silver and 200 million pounds of copper at an average total cash costs of $0.15 per pound of copper with precious metals as credits or negative -$180/oz of gold with copper and silver as a by-product credit using the gold institute guidelines (based on long-term transportation and refining cost projections and metal prices of US$0.90/lb Copper; US$375/oz Gold and US$5.50/oz Silver). Using these long term average metal prices the project would payback the initial US$500 million in mine capital in just 3.4 years of its 23 year mine life and generate a Pre-Tax Rate of Return of 12.6% and have an undiscounted after-tax Net Present Value (NPV) of US$329 million. At recent metal prices the pre-tax rate of return doubles to 24.3% and the undiscounted after-tax Net Present Value increases to US$1.065 billion.

About the Galore Creek Project

The Galore Creek Project is located approximately 75 kilometers northwest of Barrick Gold’s Eskay Creek gold-silver mine that produces 350,000 ounces of gold annually. The project lies west of the Cassiar Highway and 150 kilometers northeast of the tidewater port of Stewart, British Columbia.

NovaGold holds its interests in the Galore Creek area through several agreements. The Company is acquiring a 100% interest in the main Galore Creek property, which contains all currently reported resources, through an option agreement with subsidiaries of Rio Tinto plc and Anglo American plc. Under that option agreement NovaGold can acquire its 100% interest by completing a pre-feasibility study and making payments to the parties totaling US$20.3 million within a period of 8 years. NovaGold has an option agreement with Eagle Plains Resources Ltd. on the adjoining Copper Canyon property under which NovaGold may acquire up to an 80% interest. NovaGold also has an option on the Grace property with Pioneer Metals Inc. under which NovaGold may acquire a 60% interest in the Grace claims. NovaGold has also staked claims in the surrounding area which it controls 100%.

A table entitled “Copper Canyon Historic Drill Hole Intercepts” was included in the release.

The associated figures and maps referenced in the news release are available at the Company’s website at www.novagold.net.

Item Six – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Executive Officer

Robert J. (Don) MacDonald, Chief Financial Officer, Senior Vice-President and Corporate Secretary, (604) 669-6227.

Item Nine – Date of Report

Executed this 23rd day of August, 2004 at Vancouver, British Columbia.

/s/ Robert J. (Don) MacDonald
Robert J. (Don) MacDonald, Chief Financial Officer,
Senior Vice-President and Corporate Secretary

AMEX, TSX Symbol: NG News Release

Higher Grades and Expanded Tonnage Indicated by Drilling at Galore Creek Gold-Silver-Copper Project

18 August 2004 – Vancouver NovaGold Resources Inc. (AMEX, TSX: NG)

Highlights

Initial two holes drilled on the Copper Canyon target have returned exceptional results:

Drill hole CC04-022 intersected 74 meters of 1.7% Copper Equivalent (CuEq) or 2.7 g/t Gold Equivalent (AuEq) (1) and ended in mineralization.

Drill hole CC04-023 intersected a total of 274 meters of 1.3% CuEq (2.2 g/t AuEq) in two composite intervals including a high grade interval totaling 33.5 meters of 3.4% CuEq (5.7 g/t AuEq).

Completion of a major ground based, Induced Polarization geophysical survey has identified a 4 kilometer long by up to 1 kilometer wide chargeability anomaly extending from below and adjacent to the main Galore Central deposit and projecting toward the surface to the north and east. The anomaly is partially coincident with the new Bountiful Zone and indicates the potential for a very large zone of mineralization.

The first two drill holes targeting the new ‘Bountiful Zone' adjacent to the main Galore Central deposit discovered during last years drill program (GC03-441) show significant potential to expand the known resource. Drill Hole GC04-450 intersected a total of 113 meters of 1.5% CuEq (2.5 g/t AuEq) in three composite intervals.

First Two Holes from Copper Canyon Confirm Potential for Additional Near Surface Higher Grade Resource

Initial results from the first two drill holes of an 8 hole program to test the potential for a new near surface higher grade resource on the Copper Canyon property have returned very strong gold, silver and copper mineralization over significant widths. The Copper Canyon property is under option from Eagle Plains Resources (TSX-V: EPL) and directly adjoins the main Galore Creek property. NovaGold is exploring the property as part of its overall Galore Creek program.

Previous work on the Copper Canyon prospect included 13 drill holes by Consolidated Rhodes in 1990 indicating the potential for high grade gold, silver and copper mineralization. One of the major objectives of the Galore Creek exploration program is to delineate additional higher grade mineralized zones that would allow for higher production levels beyond the first 5 years of the mine life as currently contemplated in the recently completed Preliminary Assessment Study. That study showed that increasing the number of years of higher grade throughput at Galore Creek would significantly increase the internal rate of return and overall net present value of the project.

Initial results confirm the presence of significant higher grade mineralization at Copper Canyon. Drill hole CC04-022, which did not reach its intended target depth due to broken ground conditions intersected 73.6 meters of 1.67% CuEq (2.74 g/t AuEq) grading 1.01 g/t Au, 20.1 g/t Ag and 0.87% Cu and ended in mineralization. Drill hole CC04-023, a 100 meter offset to the north, intersected a total of 274.4 meters of 1.3% CuEq (2.16 g/t AuEq) grading an average of 0.76 g/t Au, 12.9 g/t Ag and 0.74% Cu in two composite intervals. Included in this hole was an intersection averaging 3.44% CuEq (5.66 g/t AuEq) over 33.5 meters and grading 1.78 g/t Au, 23.4 g/t Ag and 2.16% Cu (see Table 1 below).

With the drilling completed to date there are a total of 27 mineralized composite intervals in

13 drill holes at Copper Canyon averaging 71.2 meters grading 1.32% CuEq (2.17 g/t AuEq) (see Table 2). As currently defined the mineralization extends over a 600 meter x 400 meter area and the deposit remains open to expansion in all directions. Mineralization at Copper Canyon begins at surface and occurs as a relatively flat lying, roughly 50 to 270 meter thick tabular zone of disseminated chalcopyrite hosted by an extensive orthomagmatic breccia unit. Results from the remaining six holes are pending and will be reported as they become available.

Induced Polarization Geophysical Survey Identifies Major New Targets Adjacent to main Central and Southwest Deposits

In addition to the work targeting the potential for a new resource at Copper Canyon, NovaGold completed a major ground based, deep sensing Induced Polarization (IP) geophysical survey to test the potential for additional mineralization adjacent to the known Galore Creek deposits. The results of this survey have identified a series of kilometer scale chargeability anomalies indicating the presence of sulfide minerals possibly as disseminated gold and copper mineralization (see attached figures with cross section and plan maps). These geophysical targets are largely untested by drilling.

The largest identified anomaly parallels the main Central deposit approximately 500 meters further to the east. This anomaly connects with the main Central deposit at depth through the recently recognized Bountiful Zone and continues for approximately 4.0 kilometers in length and varies from 500 meters to as much as 1 kilometer in width. The anomaly projects toward the surface away from the main Central deposit towards the north and east indicating the potential for previously unrecognized near surface mineralization. The anomaly extends to the north onto the Grace claims and remains open to the south toward the known high-grade Saddle mineralization, which lies an additional 1.5 kilometers beyond the survey. The survey also shows a significant chargeability anomaly related to the Southwest deposit and a possible connection with the Central deposit in the Gap area that is currently being drilled.

Results from the first two drill holes targeting the newly discovered Bountiful Zone and coincident chargeability anomaly confirm the presence of a very large zone of disseminated gold, silver and copper mineralization. The Bountiful Zone was originally discovered last fall by drill hole GC03-441 intersecting 65 meters grading 1.4% CuEq (2.3 AuEq) and ending in mineralization. That drill hole was designed to test the potential for expansion of the main Central deposit at depth along its southeast margin. The first two follow-up drill holes in combination with the results of the geophysical survey demonstrate significant potential for the definition of new resources in this zone. Both drill hole GC04-448 and GC04-450 are 100 meter offsets from the 2003 discovery hole. GC04-448 intersected a total composited mineralized zone averaging 0.69% CuEq (1.14 g/t AuEq) over 159.7 meters grading 0.56% Cu, 0.15 g/t Au and 4.3 g/t Ag. Drill hole GC04-450 intersected 112.5 meters of 1.52% CuEq (2.50 g/t AuEq) grading an average of 1.30% Cu, 0.19 g/t Au and 12.1 g/t Ag in three composited intervals. The thickness of the new Bountiful zone is as yet undetermined as all of the first three drill holes ended in gold and copper mineralization due to depth limitations of the exploration drill rig.

This new zone of mineralization occurs under an unmineralized tabular porphyry intrusive body below and to the east of the main Central deposit. The mineralization is characterized by disseminated chalcopyrite in a thick sequence of pervasively altered volcanic rocks similar to main Central deposit. Continued exploration will attempt to determine the potential size of the new deposit with a particular focus on definition of higher grade zones within the broader mineralized package like those seen in the main Central deposit.

In addition to the chargeability anomaly associated with the Central deposit and Bountiful Zone, a series of significant geophysical anomalies have also been identified further along strike to the north of the main Galore Deposits on the Grace claims and to the west of the main Galore Deposits in the Middle Creek area and the Junction zones.

Table 1. 2004 Galore Creek Project Significant Drill Hole Intercepts

Drill Hole Number	From m	To M	Width M	Width Feet	Gold g/t	Silver g/t	Copper %	Gold Equiv g/t	Copper Equiv %
Copper Canyon
CC04-022	155.5	229.0	73.5	241.3	1.01	20.1	0.87	2.74	1.66
CC04-023	44.0	228.6	172.4	565.5	0.77	14.2	0.88	2.44	1.48
Including	158.5	192.0	33.5	110.0	1.77	23.8	2.16	5.66	3.44
	271.0	373.0	102.0	334.6	0.73	10.4	0.47	1.65	1.00
Total			274.4	900.2	0.76	12.9	0.74	2.16	1.31

Bountiful
GC04-448	396.0	555.7	159.7	524.1	0.15	4.4	0.56	1.14	0.69
GC04-450	29.0	68.2	39.20	128.6	0.17	15.0	1.79	3.33	2.03
	94.5	128.0	33.51	109.9	0.13	9.3	1.36	2.50	1.52
	484.6	524.4	39.80	130.6	0.27	11.5	0.75	1.68	1.02
Total			112.5	369.1	0.19	12.1	1.29	2.50	1.52
Note: (1) Gold and Copper equivalent calculations use metal prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. Gold and Copper equivalent calculations reflect gross metal content and have not been adjusted for metallurgical recoveries. (2) Drill hole 448 and 450 bottomed in mineralization. (3). Two sample intervals totaling 12.23 m with no recovery account for the interval discrepancy in the first composite in CC04-023.

This drill program and sampling protocol were completed with oversight by qualified person Scott Petsel, Senior Project Geologist for NovaGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada.

Independent Preliminary Economic Assessment Summary Results

Hatch Limited, an independent engineering services company in Vancouver, B.C., Canada, recently completed a Preliminary Economic Assessment Study of the Galore Creek project. This study showed that the Galore Creek project as defined at that time has the potential in the first 5 years of the project to annually produce an average of 270,000 ounces of gold, 1.8 million ounces of silver and 200 million pounds of copper at an average total cash costs of $0.15 per pound of copper with precious metals as credits or negative -$180/oz of gold with copper and silver as a by-product credit using the gold institute guidelines (based on long-term transportation and refining cost projections and metal prices of US$0.90/lb Copper; US$375/oz Gold and US$5.50/oz Silver). Using these long term average metal prices the project would payback the initial US$500 million in mine capital in just 3.4 years of its 23 year mine life and generate a Pre-Tax Rate of Return of 12.6% and have an undiscounted after-tax Net Present Value (NPV) of US$329 million. At recent metal prices the pre-tax rate of return doubles to 24.3% and the undiscounted after-tax Net Present Value increases to US$1.065 billion.

About the Galore Creek Project

The Galore Creek Project is located approximately 75 kilometers northwest of Barrick Gold's Eskay Creek gold-silver mine that produces 350,000 ounces of gold annually. The project lies west of the Cassiar Highway and 150 kilometers northeast of the tidewater port of Stewart, British Columbia.

NovaGold holds its interests in the Galore Creek area through several agreements. The Company is acquiring a 100% interest in the main Galore Creek property, which contains all currently reported resources, through an option agreement with subsidiaries of Rio Tinto plc and Anglo American plc. Under that option agreement NovaGold can acquire its 100% interest by completing a pre-feasibility study and making payments to the parties totaling US$20.3 million within a period of 8 years. NovaGold has an option agreement with Eagle Plains Resources Ltd. on the adjoining Copper Canyon property under which NovaGold may acquire up to an 80% interest. NovaGold also has an option on the Grace property with Pioneer Metals Inc. under which NovaGold may acquire a 60% interest in the Grace claims. NovaGold has also staked claims in the surrounding area which it controls 100%.

Table 2. Copper Canyon Historic Drill Hole Intercepts
Drill Hole Number	From m	To M	Width M	Width Feet	Gold g/t	Silver g/t	Copper %	Gold Equiv g/t	Copper Equiv %
CC90-001	2.70	64.0	61.3	201.1	0.62	24.8	1.122	2.827	1.718
Including	18.0	31.0	13.0	42.7	1.03	47.3	2.194	5.330	3.239
	87.0	115.0	28.0	91.9	3.54	11.5	0.611	4.717	2.866
Including	89.0	105.0	16.0	52.5	5.02	13.1	0.676	6.329	3.846
	120.0	149.0	29.0	95.1	0.64	4.5	0.218	1.068	0.649
Total			118.3	388.1	1.32	16.7	0.779	2.843	1.728
CC90-002	5.6	276.3	270.7	888.1	1.89	22.3	1.057	3.960	2.406
Including	21.0	87.0	66.0	216.5	2.19	42.0	2.297	6.591	4.005
Including	118.0	138.0	20.0	65.6	4.07	46.1	1.674	7.499	4.557
CC90-004	146.0	193.0	47.0	154.2	1.43	16.4	0.821	3.018	1.834
	207.0	315.0	108.0	354.3	1.03	18.0	0.769	2.554	1.552
Including	259.0	271.0	12.0	39.4	4.20	34.5	1.593	7.323	4.450
	320.0	396.0	76.0	249.3	0.26	20.0	0.343	1.117	0.679
Total			231.0	757.9	0.85	18.3	0.639	2.176	1.322
CC90-005	93.0	113.0	20.0	65.6	0.32	11.7	0.617	1.503	0.913
	128.0	144.0	16.0	52.5	4.24	25.6	1.030	6.313	3.836
including	134.0	144.0	10.0	32.8	6.25	28.6	1.238	8.707	5.291
	151.0	190.0	39.0	128.0	0.17	14.0	0.419	1.066	0.648
	200.0	239.0	39.0	128.0	0.12	11.9	0.427	0.999	0.607
	293.0	308.8	15.8	51.8	0.22	15.3	0.468	1.211	0.736
Total			129.8	425.8	0.69	14.5	0.53	1.78	1.08
CC90-006	53.0	179.0	126.0	413.4	0.52	4.8	0.42	1.28	0.78
CC90-007	3.6	55.0	51.4	168.6	1.19	34.9	1.07	3.46	2.10
CC90-009	51.0	101.0	50.0	164.0	1.41	0.9	0.02	1.45	0.88
CC90-010	51.0	73.0	22.0	72.2	0.96	2.4	0.01	1.01	0.61
	111.0	159.0	48.0	157.5	0.76	4.5	0.26	1.25	0.76
	178.0	282.0	104.0	341.2	1.94	8.2	0.38	2.69	1.63
including	189.0	205.0	16.0	52.5	6.27	24.5	1.24	8.67	5.27
	294.0	359.0	65.0	213.3	1.01	2.5	0.04	1.11	0.67
	387.0	411.0	24.0	78.7	1.02	1.8	0.01	1.06	0.64
Total			263.0	862.9	1.50	5.9	0.26	2.01	1.22
CC90-011	136.0	182.0	46.0	150.9	0.24	21.2	0.69	1.68	1.02
CC90-012	132.0	269.0	137.0	449.5	0.17	13.5	0.41	1.03	0.63
	368.0	466.0	98.0	321.5	0.38	7.8	0.29	0.97	0.59
Total			235.0	771.0	0.26	11.1	0.36	1.01	0.61
CC90-013	75.0	128.0	53.0	173.9	0.51	1.6	0.23	0.91	0.55
The 27 Copper Canyon mineralized composite intervals average 71.2 meters width grading 1.32% Copper Equivalent or 2.17 g/t Gold Equivalent.

The associated figures and maps for this news release are available at the Company's website at www.novagold.net.

About NovaGold

NovaGold is a precious metals company focused on creating value through the exploration and development of high quality mineral properties in North America. NovaGold is advancing four separate million-plus-ounce projects including three of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek project in partnership with Placer Dome, and the Ambler project in partnership with Rio Tinto. NovaGold has 62.8 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net.

For more information contact:

Greg Johnson, VP Corporate Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company's projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company's registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.